LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906

NOTICE OF 2003 ANNUAL MEETING OF STOCKHOLDERS
To be held on May 21, 2003

As a stockholder of LIN TV Corp., you are hereby given notice of and invited to attend, in person or by proxy, the 2003 Annual Meeting of Stockholders to be held at The Westin Hotel, One West Exchange Street, Providence, Rhode Island 02903, on May 21, 2003 at 10:00 a.m., local time, at which stockholders will consider and vote on the following matters:

    1.   The election of three members to our Board of Directors to serve as Class III directors, each for a term of three years.

    2.   The ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2003.

    3.   The transaction of any other business, which may properly come before the meeting.

The Board of Directors has fixed the close of business on April 11, 2003, as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting.

All stockholders are cordially invited to attend the meeting.

By Order of the Board of Directors,



Gregory M. Schmidt
Secretary

April 18, 2003

TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE ANNUAL MEETING, PLEASE FILL IN, DATE, SIGN AND PROMPTLY MAIL THE ENCLOSED PROXY CARD, FOR WHICH A RETURN STAMPED ENVELOPE IS PROVIDED.

LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906

Proxy Statement for the 2003 Annual Meeting of Stockholders
To be held on May 21, 2003

The accompanying proxy is solicited on behalf of the Board of Directors of LIN TV Corp., a Delaware corporation (the "Company"), for use at the 2003 Annual Meeting of Stockholders (the "Annual Meeting") to be held at The Westin Hotel, One West Exchange Street, Providence, Rhode Island 02903, on May 21, 2003, at 10:00 a.m., notice of which is attached hereto, and any adjournment or postponement thereof. The Annual Meeting is being held (1) to consider and vote upon the election of three Class III directors each for a three year term; (2) to ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2003, and (3) to transact any other business which may properly come before the meeting.

This Proxy Statement and the enclosed form of proxy is being mailed to stockholders commencing on or about April 18, 2003.

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, is being mailed to stockholders with the mailing of this Notice and Proxy Statement on or about April 18, 2003. Exhibits will be provided to any stockholder upon written and oral request to LIN TV Corp., Four Richmond Square, Suite 200 Providence, Rhode Island 02906, Attention: Gregory M. Schmidt, Secretary; telephone (401) 454-2880, at no charge.

Shares Entitled to Vote

The Board of Directors has fixed the close of business on April 11, 2003, as the record date for the Annual Meeting or any adjournment thereof. Only stockholders who were record owners of shares of our common stock at the close of business on the record date are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. As of April 11, 2003, 26,338,221 shares of our class A common stock, 23,579,790 shares of our class B common stock and 2 shares of our class C common stock were issued and outstanding.

Holders of shares of class A common stock outstanding on the record date are entitled to one vote per share at the Annual Meeting.

The class B common stock is generally not entitled to vote except with respect to approval of a range of specified corporate transactions. As a result, shares of class B common stock will not be entitled to vote with respect to the election of directors or ratification of the selection of independent auditors.

The class C common stock is entitled to 70% of our voting power on all matters submitted to a vote of our stockholders. Each outstanding share of class C common stock is entitled to a proportionate number of votes determined at the record date of each vote, relative to the total number of shares of class C common stock outstanding. As of April 11, 2003, there were two shares of class C common stock outstanding. As a result, each share of class C common stock will be entitled to cast 58,237,680 votes at the Annual Meeting. The class A common stock and the class C common stock generally vote together as a single class on all matters submitted to a vote of our stockholders.

Voting in Person

If a stockholder plans to attend the meeting and vote in person, we will provide a ballot to such stockholder as he or she arrives. However, if shares are held in the name of a broker, bank or other nominee, stockholders must bring an account statement or letter from the nominee indicating that such stockholder was the beneficial owner of the shares on April 11, 2003, the record date for voting.

Voting by Proxy

Shares represented by a properly executed proxy in the accompanying form will be voted at the Annual Meeting and, when instructions have been given by the stockholder, will be voted in accordance with those instructions. If no instructions are given, the stockholder's shares will be voted according to the recommendations of our Board of Directors.

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. A majority of shares entitled to vote at the Annual Meeting present in person or represented by proxy represents a quorum. Shares which abstain from voting on a particular matter and "broker non-votes," or shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares on a particular matter, are counted for purposes of determining whether a quorum exists.

Vote Necessary to Approve Proposals

• Proposal 1: Election of Directors

The election of directors requires a plurality of the votes cast, and votes may be cast in favor of the nominees or withheld. A plurality means that the nominee receiving the most votes for election to a director position is elected to that position. Votes that are withheld and broker non-votes will be excluded entirely from the vote to elect directors and have no effect.

• Proposal 2: Ratification of the Selection of Independent Auditors

The ratification of the selection of our independent auditors requires the affirmative vote of a majority of the votes cast at the meeting, and votes may be cast for, against or may abstain. Abstentions will count in the tabulations of votes cast on this proposal, while broker non-votes are not counted as votes cast or shares voting on such matter and will have no effect on the voting on such matter.

Revoking a Proxy

A stockholder may revoke his or her proxy at any time before its exercise by sending written notice of revocation to the Secretary of the Company, by signing and delivering a later dated proxy or, if the stockholder attends the Annual Meeting in person, either by giving notice of revocation to the inspectors of election at the Annual Meeting or by voting at the Annual Meeting.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of each class of our common stock by each person who beneficially owned more than 5% of any class of our equity securities and by our directors and named executive officers (as defined below under "Executive Compensation"), individually, and by our directors and executive officers as a group, as of February 15, 2003 (unless otherwise noted).

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Holders of shares of our class B common stock may elect at any time to convert their shares into an equal number of shares of class A common stock, provided that any necessary consent by the Federal

Communications Commission has been obtained. With the approval of the holders of a majority of our class B common stock and the Federal Communications Commission, one or more shares of class B common stock of a holder may be converted into an equal number of shares of class C common stock. If a majority of the shares of class B common stock convert into shares of class A common stock, each outstanding share of class C common stock will automatically convert into an equal number of shares of class A common stock.

Percentage of beneficial ownership of class A common stock is based on 27,098,130 shares of class A common stock, 23,579,790 shares of class B common stock and 2 shares of class C common stock outstanding as of February 15, 2003. The number of beneficially owned shares of class A common stock excludes shares of class A common stock issuable upon conversion of shares of our class B common stock and class C common stock. The number of beneficially owned shares of class C common stock excludes shares of our class C common stock issuable upon conversion of shares of our class B common stock.

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Percent of Total Economic Interest	Percentage of Total Voting Power
	Number of Shares	Percent of Class	Number of Shares	Percent of Class	Number of Shares	Percent of Class		
HM Entities(1) .... c/o Hicks, Muse, Tate & Furst Incorporated 200 Crescent Court, Suite 1600 Dallas, Texas 75201	—	—	23,419,237	99.3%	—	—	46.2%	0.0%
Delaware Management Holdings(2) .... 2005 Market Street Philadelphia, PA 19103	2,618,634	9.7%	—	—	—	—	5.2%	2.9%
Baron Capital Entities(3) ..... 767 Fifth Avenue New York, NY 10153	2,624,000	9.7%					5.2%	2.9%
Massachusetts Financial Services Company(4) ...... 500 Boylston Street Boston, MA 02116	1,633,640	6.0%					3.2%	1.8%
Royal W. Carson, III(5) ..... 1925 Cedar Springs, L.B. #204 Dallas, Texas 75201	312,999	1.2%	—	—	1	50.0%	*	35.3%
Randall Fojtasek(6) .... 300 Crescent Court, Suite 1740 Dallas, Texas 75201	27,285	*	—	—	1	50.0%	*	35.0%
William S. Banowsky(7)	503	*					*	
Dr. William H. Cunningham(8)	3,339	*					*	
Antoinette Cook Bush	—	*					*	
Wilma H. Jordan(9)	1,600	*					*	
Gary R. Chapman(10)	356,462	1.3%	—	—	—	—	*	—
Paul Karpowicz(11)	112,251	*	—	—	—	—	*	—
Gregory M. Schmidt(12)	91,615	*	—	—	—	—	*	—
Deborah R. Jacobson(13)	52,807	*	—	—	—	—	*	—
Peter E. Maloney(14)	66,485	*	—	—	—	—	*	—
All executive officers and directors as a group (14 persons)(15)	1,104,026	4.0%	—	—	2	100%	2.1%	1.2%

* Represents less than 1%

(1) Includes shares held by the following persons or entities that are or may be deemed to be affiliated with Hicks, Muse, Tate & Furst Incorporated: (i) 18,122,110 shares held of record by Hicks, Muse,

Tate & Furst Equity Fund III, L.P., a limited partnership of which the ultimate general partner is Hicks Muse Fund III Incorporated, (ii) 236,980 shares held of record by HM3 Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund III Incorporated, (iii) 4,692,329 shares held of record by Hicks, Muse, Tate & Furst Equity Fund IV, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Latin America Fund I Incorporated, (iv) 31,562 shares held of record by Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Latin America Fund I Incorporated, (v) 72,820 shares held of record by HM4-EQ Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund IV, LLC, (vi) 13,016 shares held of record by HM4-EN Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund IV, LLC, (vii) 8,329 shares held of record by HM4-P Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund IV, LLC, (viii) 127 shares held of record by HM 1-FOF Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Latin America Fund I Incorporated, (ix) 123,466 shares held of record by Hicks, Muse & Co. Partners, L.P., a limited partnership of which the ultimate general partner is HM Partners Inc., (x) 96,253 shares held of record by Thomas O. Hicks, (xi) 14,165 shares held of record by three family limited partnerships of which Mr. Hicks serves as the sole owner of the ultimate general partner, and (xii) 8,080 held of record by certain trusts for the benefit of Mr. Hicks' children of which Mr. Hicks serves as the trustee.

Thomas O. Hicks is (a) the sole shareholder, sole director and an executive officer of Hicks, Muse Fund III Incorporated and Hicks, Muse Latin America Fund I Incorporated, (b) the sole member and an executive officer of Hicks, Muse Fund IV, LLC and (c) the majority shareholder, a director and an executive officer of HM Partners Inc. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of the shares held of record by the entities listed in clauses (i) through (ix) of this footnote (1). In addition, Mr. Hicks may also be deemed to beneficially own the shares held of record by the limited partnerships and trusts listed in clauses (xi) and (xii) of this footnote (1) as a result of Mr. Hicks' relationships to such limited partnerships and trusts noted in such clauses. Mr. Hicks disclaims beneficial ownership of shares not owned of record by him, except to the extent of his pecuniary interest therein.

(2) According to the Schedule 13G filed by Delaware Management Holdings on February 7, 2003, Delaware Management Holdings is the beneficial owner of 2,618,634 shares of class A common stock, with the sole power to vote or direct the vote of 2,609,422 shares and the sole power to dispose or direct the disposition of 2,610,634 shares, and the shared power to dispose or direct the disposition of 8,000 shares, as of December 31, 2002. The ultimate parent of Delaware Management Holdings is Liberty National Corp.

(3) According to the Schedule 13G filed by Baron Capital Group, Inc. ("BCG"), BAMCO, Inc. ("BAMCO"), Baron Capital Management, Inc. ("BCM"), Baron Growth Fund ("BGF") and Ronald Baron on February 14, 2003, BCG, BAMCO, BCM, BGF, and Ronald Baron are the beneficial owner of, and has the shared power to vote or direct the vote and to dispose of or direct the disposition of 2,624,000 shares, 2,201,000 shares, 423,000 shares, 1,425,000 shares, and 2,624,000 shares, respectively, of our class A common stock as of December 31, 2002. BAMCO and BCM are subsidiaries of BCG. Ronald Baron owns a controlling interest in BCG.

(4) According to the Schedule 13G filed by Massachusetts Financial Services Company ("MFS") on February 13, 2003, MFS is the beneficial owner of 1,633,640 shares of class A common stock, with the sole power to vote or direct the vote of 1,586,110 shares and the sole power to dispose or direct the disposition of 1,633,640 shares, as of December 31, 2002.

(5) Includes 309,523 shares held of record by Carson/LIN SBS L.P., a limited partnership whose ultimate general partner is Carson Private Capital Incorporated, 500 shares held of record by Mr. Carson, and 2,976 shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of February 15, 2003, held by Mr. Carson. Mr. Carson is President and a

controlling stockholder of Carson Private Capital Incorporated. Mr. Carson disclaims beneficial ownership of common stock not owned of record by him.

(6) Includes 23,809 shares held of record by Fojtasek Capital, Ltd., a limited partnership of which Mr. Fojtasek is the general partner, 500 shares held of record by Mr. Fojtasek, and 2,976 shares of class A common stock that are issuable upon the exercise of options that are exercisable within 60 days of February 15, 2003, held by Mr. Fojtasek. Mr. Fojtasek disclaims beneficial ownership of common stock not owned of record by him.

(7) Consists of shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of February 15, 2003.

(8) Consists of 839 shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of February 15, 2003 and 2,500 shares held of record.

(9) Consists of 1,600 shares held of record.

(10) Consists of 355,056 shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of February 15, 2003 and 1,406 shares held of record.

(11) Consists of 111,100 shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of February 15, 2003 and 1,151 shares held of record.

(12) Consists of shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of February 15, 2003.

(13) Consists of shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of February 15, 2003.

(14) Consists of 64,411 shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of February 15, 2003 and 2,074 shares held of record.

(15) These amounts include 760,963 shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of February 15, 2003 and 343,063 shares held of record.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our class A common stock to file with the Securities and Exchange Commission initial reports of ownership of our class A common stock and other equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. Officers, directors and holders of 10% of our class A common stock are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of our records and representations made by of our officers and directors regarding their filing obligations, all Section 16(a) filing requirements were satisfied with respect to the fiscal year ended December 31, 2002, except that each of Messrs. Carson and Fojtasek failed to timely file a Form 4 to report a grant of 500 shares of class A common stock pursuant to our 2002 Non-employee Director Stock Option Plan in May 2002, which grants were reported on a Form 5 filed by each of Messrs. Carson and Fojtasek in March 2003.

ELECTION OF DIRECTORS

We have a classified Board of Directors consisting of two Class I directors, three Class II directors and three Class III directors. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those whose terms are expiring. The Class I directors have terms expiring at the 2004 Annual Meeting and the Class II directors have terms expiring at the 2005 Annual Meeting. This year, three Class III directors will be elected for three-year terms expiring at the 2006 Annual Meeting.

The persons named in the enclosed proxy will vote to elect as directors the Class III nominees named below, unless the proxy is marked otherwise. If a stockholder returns a proxy without contrary instructions, the persons named as proxies will vote to elect as directors the three Class III nominees named below.

Each Class III nominee will be elected to hold office until the 2006 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified. Each of the nominees has indicated his or her willingness to serve, if elected. However, if he or she should be unable to serve, the shares of common stock represented by proxies may be voted for a substitute nominee designated by the Board of Directors.

Set forth below are the name and age of each continuing member of the Board of Directors (including the nominees for election as Class III directors), and the positions and offices held by him or her, his or her principal occupation and business experience during the past five years, the names of other publicly held companies of which he or she serves as a director and the year of the commencement of his or her term as a member of our Board of Directors. Information with respect to the number of shares of common stock beneficially owned by each director, directly or indirectly, as of February 15, 2002, appears above under the heading "Security Ownership of Certain Beneficial Owners and Management."

Name and Age	Principal Occupation and Business Experience

Nominees for Terms Expiring in 2006 (Class III Directors)

Royal W. Carson, III, 53........... Mr. Carson has served as a member our Board of Directors since August 2000. He is Chairman and President of Carson Private Capital and has over 28 years of experience in the origination, structuring, and monitoring of private investments and investment funds. Mr. Carson served as Chairman and Chief Executive Officer of Carson Petroleum Corporation from 1977 to 1982. Mr. Carson serves on the Advisory Board of Olympus Real Estate Fund II, L.P. and Hicks, Muse, Tate & Furst Europe Fund, L.P. and also serves as a director of various privately held corporations and community organizations.

Gary R. Chapman, 59.............. Mr. Chapman has served as a member of our Board of Directors and as our Chief Executive Officer since November 1994, as President since 1989 and as Chairman of the Board of Directors since August 2000. Mr. Chapman served as Joint Chairman of the National Association of Broadcasters from 1991 to 1993 and serves as a board member of the Advanced Television Test Center. Currently, Mr. Chapman serves as the Chairman on the Board of Directors of the Association for Maximum Service Television and is Co-Chairman of the Advisory Board of Governors for the National Association of Broadcasters Education Foundation.

Name and Age	Principal Occupation and Business Experience

Wilma H. Jordan, 53 . . . . Ms. Jordan has served as a member of our Board of Directors since May 2002. Ms. Jordan is currently the Chief Executive Officer of The Jordan Edmiston Group, a New York-based media investment bank and a founding general partner of JEGI Capital, a venture capital affiliate of the Jordan Edmiston Group that invests in early-stage Internet, digital communications and e-commerce companies that impact traditional media and market communications industries. From 1970 to 1985, Ms. Jordan served as Chief Financial Officer of 13-30 Corporation, a privately held publishing company. From 1980 to 1986, Ms. Jordan served as Chief Operating Officer of Esquire Magazine Group, which included Esquire, New York, Woman and other media assets. From 1987 to 1994, Ms. Jordan served as director of LIN Broadcasting Corporation and as director of LIN Television Corporation from 1994 to 1998. From 1990 to 1995, Ms. Jordan served as a director of Ringier America, a large Swiss printing company. Ms. Jordan also currently serves as a director of Clayton Homes, Inc., a manufactured housing company, which trades on the New York Stock Exchange and Guideposts, Inc. a publisher of Guideposts Magazine and a provider of other inspirational magazines, books and related products.

Directors Whose Terms Expire in 2004 (Class I Directors)

William S. Banowsky, Jr., 41 . . . . Mr. Banowsky has served as a member of our Board of Directors since May 2002. Mr. Banowsky is currently Chairman and Chief Executive Officer of Magnolia Pictures Company, an independent film distribution and exhibition company based in New York and Austin. From March 1999 to September 2000, Mr. Banowsky was Executive Vice President and General Counsel of AMFM, Inc., which was publicly traded on the New York Stock Exchange until it was purchased by Clear Channel Communications, an affiliate of Hicks Muse, in September 2000. From January 1997 to July 2000, Mr. Banowsky was Executive Vice President and General Counsel of Capstar Broadcasting Corporation, which was publicly traded on the New York Stock Exchange until it merged with AMFM, Inc., in July 1999. Mr. Banowsky practiced law for 10 years in Dallas, Texas prior to joining Capstar. Mr. Banowsky served as a director of Sunrise Television Corp. and STC Broadcasting, Inc. until May 2002.

Name and Age	Principal Occupation and Business Experience
Dr. William H. Cunningham, 59	Dr. Cunningham has served as a member of our Board of Directors since May 2002. Dr. Cunningham began serving at the University of Texas at Austin in 1971 as an Assistant Professor of Marketing and later became a Professor of Marketing and held the following additional positions: James L. Bayless Chair for Free Enterprise from 1986 to present; the President of the University of Texas at Austin from 1985 to 1992; and Dean of College of Business Administration/ Graduate School of Business from 1983 to 1985. Dr. Cunningham was also Chancellor of the University of Texas System from 1992 to 2000. Dr. Cunningham currently serves on the board of directors of the following publicly traded companies: Jefferson-Pilot Corporation, Southwest Airlines Co., Introgen Therapeutics, Inc. and WilTel Communications (formerly Williams Communications) and also serves as a disinterested director of the John Hancock Funds. He is a member of the Philosophical Society of Texas, a trustee for the Southwest Research Institute and a director of the greater Austin Crime Commission. Dr. Cunningham received his B.B.A., M.B.A. and Ph.D. from Michigan State University. Dr. Cunningham served as a director of Sunrise Television Corp. and STC Broadcasting, Inc. until May 2002.
Directors Whose Terms Expire in 2005 (Class II Directors)	
Antoinette Cook Bush, 46	Ms. Bush has served as a member of our Board of Directors since May 2002. Ms. Bush has served as executive vice president of Northpoint Technology, Ltd. a leader in intellectual property enabling satellite-terrestrial sharing technology since 2000. Prior thereto, Ms. Bush was a partner in the Washington, DC office of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1993 to 2000, where she specialized in communications law. Prior to joining Skadden, Arps, Ms. Bush served as senior counsel to the Communications Subcommittee of the U.S. Senate Commerce, Science and Transportation Committee from 1987 to 1993.
Randall S. Fojtasek, 40	Mr. Fojtasek has served as a member of our Board of Directors since August 2000. Mr. Fojtasek is a founding member of Brazos Investment Partners LLC, a private equity investment firm focusing on middle market buyouts and leveraged recapitalizations. Prior to joining Brazos in 1999, Mr. Fojtasek served as President and Chief Executive Officer of Atrium Companies, Inc., a manufacturer and distributor of building products. He joined Atrium in 1989, and was Chief Executive Officer from 1993 to 1999.

Name and Age	Principal Occupation and Business Experience
Paul Karpowicz, 49	Mr. Karpowicz has served as a member of our Board of Directors since August 1999 and as Vice President of Television since January 1994. Prior to January 1994, Mr. Karpowicz served as general manager of our Indianapolis CBS network station, WISH-TV, from July 1989 through July 1995. Mr. Karpowicz currently serves on the Board of the Associated Press and the Television Bureau of Advertising, is the Immediate Past Chairman of the CBS Affiliates Board, and served as the Television Board Chairman of the National Association of Broadcasters until June 2002. He has served on the COLTAM Committee of the NAB since 1996 and on the NASA Committee since 1999. Mr. Karpowicz has also served on the executive committees of the Rhode Island and Indiana Broadcasters Associations.

Board of Directors' Committees and Meetings

During 2002, the Board of Directors held six meetings and each of our directors attended at least 75% of such meetings and the meetings of the committees for which he or she served held during 2002.

Audit Committee. In May 2001, our Board of Directors established an audit committee which has the following principal duties:

- to recommend the firm of independent auditors for appointment by the Board of Directors;

- to meet with our financial management, internal audit management and independent outside auditors to review matters relating to our internal accounting controls, internal audit program, accounting practices and procedures, the scope and procedures of the outside audit, the independence of the outside auditors and other matters relating to our financial condition;

- to report to the Board of Directors periodically any recommendations the audit committee may have with respect to the foregoing matters; and

- to review our annual report to stockholders, proxy materials and annual report on Form 10-K and our quarterly reports on Form 10-Q for filing with the Securities and Exchange Commission.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

The members of our audit committee were Messrs. Carson and Fojtasek until May 2, 2002 and Ms. Bush, Ms. Jordan and Dr. Cunningham since May 2, 2002. Each member of the audit committee is an "independent director" under the rules of The New York Stock Exchange governing the qualifications of the member of the audit committee. The audit committee met three times during 2002. A copy of the audit committee's current charter is attached hereto as *Appendix A*.

Compensation Committee. In May 2001, our Board of Directors also established a compensation committee, which has the following principal duties:

- to review key employee compensation policies, plans and programs;

- to monitor performance and compensation of our employee-directors, officers and other key employees;

- to prepare recommendations and periodic reports to the board of directors concerning these matters; and

- to function as the committee which administers our stock option, stock incentive, employee stock purchase and other equity-based plans.

The members of our compensation committee are Messrs. Carson and Fojtasek and Ms. Jordan, who joined the committee on June 27, 2002. The compensation committee held five meetings during 2002.

Nominating and Corporate Governance Committee.   On October 28, 2002, the Board of Directors established a nominating and corporate governance committee, which has the following principal duties:

- to identify individuals qualified to become members of the Board of Directors;

- to recommend to the Board of Directors the persons to be nominated by the Board of Directors for election as directors at the annual meeting of stockholders;

- to develop and recommend to the Board of Directors a set of corporate governance principles applicable to us; and

- to oversee the evaluation of the Board of Directors and management.

The members of the nominating and corporate governance committee are Ms. Bush and Messrs. Banowsky and Fojtasek. The nominating and corporate governance committee did not hold any meetings during 2002. The nominating and corporate governance committee will consider for nomination to the Board of Directors candidates suggested by the stockholders, provided that such recommendations are delivered to us, with an appropriate biographical summary, no later than the deadline for submission of stockholder proposals. See "Stockholder Proposals for the 2004 Annual Meeting" below.

Report of the Audit Committee of the Board of Directors

The audit committee is composed of three members, Ms. Bush, Ms. Jordan and Dr. Cunningham, and acts under a written charter adopted by the Board of Directors, a copy of which is attached as Appendix A to this proxy statement. The members of the audit committee are independent directors, as defined by its charter and the rules of the New York Stock Exchange.

The audit committee reviewed the audited financial statements for the fiscal year ended December 31, 2002 and discussed these financial statements with our management. Management is responsible for our internal controls and the financial reporting process. Management represented to the audit committee that the financial statements had been prepared in accordance with generally accepted accounting principles. Our independent auditors, PricewaterhouseCoopers LLP, are responsible for performing an audit of the financial statements in accordance with generally accepted auditing standards and to issue a report on those financial statements. As appropriate, the audit committee reviews and evaluates, and discusses with our management, internal accounting, financial and auditing personnel and the independent auditors, the following points:

- the plan for, and the independent auditors' report on, each audit of our financial statements;

- our financial disclosure documents, including all financial statements and reports filed with the Securities and Exchange Commission or sent to stockholders;

- management's selection, application and disclosure of critical accounting policies;

- changes in our accounting practices, principles, controls or methodologies;

- significant developments or changes in accounting rules applicable to the Company; and

- the adequacy of our internal controls and accounting, financial and auditing personnel.

The audit committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards 61 (Communication with Audit Committees) with

PricewaterhouseCoopers LLP, our independent auditors. SAS 61 requires our independent auditors to discuss with our audit committee, among other things, the following:

- methods to account for significant unusual transactions;

- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and

- disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

PricewaterhouseCoopers LLP also provided the audit committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). Independence Standards Board Standard No. 1 requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The audit committee discussed with the independent auditors the matters disclosed in this letter and their independence from the Company. The audit committee also considered whether the independent auditors' provision of the other, non-audit related services to us which are referred to under the heading "Independent Auditors Fees and Other Matters" is compatible with maintaining our auditors' independence.

Based on its discussions with management and the independent auditors, and its review of the representations and information provided by management and the independent auditors, the audit committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Audit Committee of the Board of Directors

Antoinette Cook Bush
Wilma H. Jordan
William H. Cunningham

Director Compensation

Fees.   Our directors who are also employees serve without additional compensation. Our non-employee directors receive an annual retainer for all services rendered as outside directors of $20,000 and compensation for attending Board meetings of $1,500 for attending in person or $1,000 for attending via telephone. Committee members also receive $1,000 for attending committee meetings in person or $500 for attending committee meetings via telephone. We do not maintain a medical, dental or retirement benefits plan for these directors.

For services rendered as a director during 2002, Ms. Bush, Ms. Jordan, Messrs. Banowsky, Carson and Fojtasek, and Dr. Cunningham received $15,333, $15,333, $14,833, $14,833, $15,833, and $15,333, respectively.

Stock Options and Awards.   Our non-employee directors also receive grants under our 2002 Non-Employee Director Stock Option Plan, adopted on May 1, 2002. The purpose of the plan is to attract highly qualified individuals who are not our current employees to serve as members of our board of directors and to enable them to increase their ownership of our common stock.

The plan provides for grants of options to non-employee directors, which in the aggregate may not be exercisable for more than 200,000 shares of our class A common stock. The plan provides for initial option grants to purchase 10,000 shares of our class A common stock. Initial grants were made to our non-employee directors on the effective date of the plan and also will be made when a non-employee director is newly elected. Thereafter, the plan provides for annual grants of options to non-employee directors to purchase 4,000 shares of our class A common stock. The option exercise price will be equal to the fair market value of a share of our common stock on the date of grant. The option exercise price of the initial grants under the plan will be equal to the initial public offering price of our class A common stock.

These options vest over a period of four years, with 25% of the options vesting on each anniversary of the grant date, beginning one year from the date of grant. Upon any change of control of us, or if we or affiliates of Hicks Muse enter into any agreement providing for a change of control of us, the compensation committee may declare that any or all outstanding options shall vest and become immediately exercisable. Thereafter, the options will be subject to the terms of the transaction effecting the change of control. Options expire on the earlier of 10 years from the date of grant or three months after cessation of service as a director.

The plan also permits us to make stock awards, including restricted and unrestricted stock awards, the terms of which will be determined by the compensation committee of our board of directors. Stock awards will be taxable to the director and the company will be entitled to a deduction in an equal amount when the stock is no longer subject to a substantial risk of forfeiture.

Messrs. Fojtasek, Carson, and Banowsky, Dr. Cunningham, Ms. Bush and Ms. Jordan were each granted an option to purchase 10,000 shares of class A common stock at $22.00 per share as of May 2, 2002. In addition, an unrestricted stock award of 500 shares each was made to each of Messrs. Carson and Fojtasek as of May 2, 2002.

In conjunction with our acquisition of Sunrise Television Corp. ("Sunrise") on May 2, 2002, we assumed the existing Sunrise Stock Option Plan. As of December 31, 2002, there were options outstanding for 3,521 shares of our class A common stock, of which 2,012 shares and 1,509 shares, respectively, were subject to options held by Dr. Cunningham and Mr. Banowsky. We do not intend to issue any further options under this plan.

Executive Officers

The executive officers of the Company are:

Name	Age	Position
Gary R. Chapman	59	Chairman, President and Chief Executive Officer
Paul Karpowicz	49	Director and Vice President of Television
Gregory M. Schmidt	53	Vice President of New Development, General Counsel and Secretary
Deborah R. Jacobson	43	Vice President of Corporate Development and Treasurer
Peter E. Maloney	48	Vice President of Finance
John S. Viall	59	Vice President of Engineering and Operations
Denise M. Parent	39	Vice President and Deputy General Counsel
William A. Cunningham	45	Vice President and Controller

The following information describes the executive officers of the Company who are not also members of the Board of Directors.

Gregory M. Schmidt has been Vice President of New Development, General Counsel and Secretary since March 1995. From 1985 to 1995, he was a partner at Covington & Burling, a Washington D.C. law firm with a high-profile presence in regulatory and communications law.

Deborah R. Jacobson has been Vice President of Corporate Development and Treasurer since February 1995. From January 1999 through June 1999, Ms. Jacobson served as Senior Vice President — Investor Relations for Chancellor Media Corporation. From 1981 to 1995, Ms. Jacobson was employed by The Bank of New York, where most recently she served as Senior Vice President and Division Head of the Communications, Entertainment and Publishing Lending Division. In September 2002, Ms. Jacobson joined the board of directors of Blue Cross Blue Shield of Rhode Island and serves as a member of its Financial Advisory Affairs Committee.

Peter E. Maloney has served as Vice President of Finance since January 1995. Prior to January 1995, Mr. Maloney was employed as Vice President of Taxation from June 1990 to December 1994 and as Director of Taxation and Financial Planning from January 1983 to June 1990.

John S. Viall has served as Vice President, Engineering and Operations since January 2003. Prior to January 2003, Mr. Viall was Corporate Director of Digital Television Operations for Viacom/CBS. From 1996 to 2000, Mr. Viall was Corporate Director of Digital Television Operations for Viacom/Paramount Pictures.

Denise M. Parent has been Vice President and Deputy General Counsel since March 1997. From 1993 to 1997, Ms. Parent was employed by The Providence Journal Company as Senior Corporate Counsel. Prior to 1993, Ms. Parent was employed by Adler, Pollock & Sheehan, Incorporated, a law firm in Providence, Rhode Island.

William A. Cunningham has been Vice President and Controller since November 2000, having served as Controller since July 1998. From 1987 to 1994, Mr. Cunningham was employed by Fox Television as Vice President, Finance and from 1994 to 1996, was employed by SF Broadcasting, LLC, a joint venture of Fox Television and Savoy Pictures, as Senior Vice President and Chief Financial Officer.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the annual and long-term compensation earned in each of the last three fiscal years by our Chief Executive Officer and four other most highly compensated executive officers for the year ended December 31, 2002 who were serving as executive officers as of December 31, 2002 (collectively, "the named executive officers"):

| | | Annual Compensation | | | Long-Term Compensation | | |
| | | | | | Awards | Payouts | |
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)	Securities Underlying Options/SARs(#)	LTIP Payouts($)	All Other Compensation ($)
Gary R. Chapman	2002	$600,000	$1,170,000	$—	187,500	—	$18,356(1)
Chairman, President and	2001	600,000	775,000	—	—	—	17,793
Chief Executive Officer	2000	500,000	700,000	—	—	—	16,975
Paul Karpowicz	2002	370,000	225,000	—	60,000	—	7,675(2)
Vice President of	2001	370,000	180,000	—	—	—	7,591
Television	2000	350,000	175,000	—	—	—	7,341
Gregory M. Schmidt	2002	355,000	165,000	—	60,000	—	7,948(3)
Vice President of New	2001	355,000	130,000	—	—	—	7,825
Development, General	2000	345,000	100,000	—	—	—	7,588
Counsel and Secretary							
Deborah R. Jacobson	2002	255,692	220,000	—	40,500	—	2,533(4)
Vice President of	2001	208,000	95,000	—	—	—	4,851
Corporate Development	2000	195,000	90,000	—	—	—	4,676
and Treasurer							
Peter E. Maloney	2002	208,000	113,000	—	37,500	—	3,451(5)
Vice President of	2001	208,000	95,000	—	—	—	5,556
Finance	2000	195,000	90,000	—	—	—	5,480

(1) Includes $10,688 of executive life insurance and $7,668 of executive disability insurance.

(2) Includes $2,119 of executive life insurance and $5,556 of executive disability insurance.

(3) Includes $2,644 of executive life insurance and $5,304 of executive disability insurance.

(4) Includes $1,057 of executive life insurance and $1,476 of executive disability insurance.

(5) Includes $1,975 of executive life insurance and $1,476 of executive disability insurance.

Options Grants During Fiscal Year 2002

The following table sets forth information concerning stock option grants made to each of the name executive officers during the fiscal year ended December 31, 2002:

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation or Option Term(3) | |
	Number of Securities Underlying Options/SARs Granted(1)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price Per Share(2)	Expiration Date	5%	10%
Gary R. Chapman	187,500	14.3%	$22.00	05/02/12	$2,594,190	$6,574,188
Paul Karpowicz	60,000	4.6%	22.00	05/02/12	830,141	2,103,740
Gregory M. Schmidt	60,000	4.6%	22.00	05/02/12	830,141	2,103,740
Deborah R. Jacobson	40,500	3.1%	22.00	05/02/12	560,345	1,420,025
Peter E. Maloney	37,500	2.9%	22.00	05/02/12	518,838	1,314,838

(1) Options are non-qualified options granted under the 2002 Stock Plan and generally are not exercisable until one year after their grant, vest over the span of four years and expire 10 years from the date of grant.

(2) Options are granted at an exercise price equal to the last reported sale price of our common stock, as reported on the New York Stock Exchange on the date of grant. The options granted to the named executive officers were granted at the time of the initial public offering of the Company on May 2, 2002.

(3) The potential realizable value is calculated based on the term of the stock option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the stock option and that the stock option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Options Exercised During Fiscal Year 2002 and Fiscal Year-End Option/SAR Values

No named executive officer exercised any options during the year ended December 31, 2002. The following table sets forth information concerning the number and value of unexercised options held by the named executive officers at December 31, 2002:

Fiscal Year-End Option Values/SAR Values

Name	Shares Acquired on Exercise	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at December 31, 2002		Value of Unexercised In-The-Money Options/SARs at December 31, 2002(1)	
			Exercisable	Unexercisable	Exercised	Unexercised
Gary R. Chapman...................	—	—	355,056	463,329	3,953,563	9,164,092
Paul Karpowicz.....................	—	—	111,100	151,924	1,142,032	2,215,924
Gregory M. Schmidt.................	—	—	91,615	147,600	1,578,810	2,110,029
Deborah R. Jacobson	—	—	52,807	94,297	184,297	1,288,595
Peter E. Maloney	—	—	64,411	102,073	488,971	1,545,030

(1) Based on the average of the high and low sale price of our class A common stock on December 31, 2002 ($24.49), as reported by the New York Stock Exchange on such date, less the option exercise price.

Retirement Plans

Participants in our tax qualified pension plan participate in either a cash balance benefit plan or a traditional average final-pay plan and may also receive benefits under our supplemental benefit retirement plan. Mr. Chapman and Mr. Karpowicz participate in the traditional average final-pay plan; Ms. Jacobson, Mr. Maloney and Mr. Schmidt participate in the cash balance plan. The Internal Revenue Code places certain maximum limitations upon the annual benefits payable under all qualified plans of an employer to any one individual. As permitted by the Employee Retirement Income Security Act of 1974, as amended, our supplemental benefit retirement plan is a non-qualified plan designed to provide for the payment by us of the difference, if any, between the amount of such maximum limitations and the annual benefit that would be payable under the pension plan (including the cash balance benefit plan and traditional average final-pay benefit plan), but for such limitations.

Under the cash balance benefit plan, each year we contribute to each participating employee's cash balance account an amount equal to 5% of such employee's compensation. For this purpose, compensation includes base pay, overtime pay, other wage premium pay and annual incentive bonuses. Cash balance plan accounts earn annual interest at a rate equal to the interest rate for five-year U.S. Treasury Bills plus 25 basis points (the interest rate is reset annually at the Treasury rate during the November preceding each plan year). The estimated annual retirement benefits payable under the cash balance plan and our supplemental benefit retirement plan as an annuity for life upon normal retirement assuming Ms. Jacobson, Mr. Maloney and Mr. Schmidt remain employed by us at their current level of compensation until age 65 is $140,000, $110,000 and $80,000, respectively.

Under the traditional average final-pay benefit plan, benefits are computed by multiplying (i) 1.50% of the employee's three-year average annual compensation times (ii) the employee's number of years of credited service, up to a maximum of 32 years. Average annual compensation is equal to the average salary and bonus (excluding option gains and benefits or payments received under any other benefit plan) over the highest three consecutive calendar years of compensation. Each named executive officer's salary and bonus for the current year is set forth above in the Annual Compensation column of the Summary Compensation Table. The years of service for each of the named executive officers participating in the average final-pay plan, as of December 31, 2002, are: Mr. Chapman, 14 years; and Mr. Karpowicz, 13 years.

The following table sets forth the estimated annual retirement benefits payable under our pension plan and our supplemental benefit retirement plan as an annuity for life upon normal retirement for specified compensation and years of credited service classifications, assuming retirement at age 65 on December 31, 2002. Benefits are not subject to reduction for Social Security or other offset amounts.

	Years of Service				
Three-Year Average Compensation	10	15	20	25	30
$ 70,000	$ 10,500	$ 15,750	$ 21,000	$ 26,250	$ 31,500
100,000	15,000	22,500	30,000	37,500	45,000
150,000	22,500	33,750	45,000	56,250	67,500
200,000	30,000	45,000	60,000	75,000	90,000
300,000	45,000	67,500	90,000	112,500	135,000
400,000	60,000	90,000	120,000	150,000	180,000
500,000	75,000	112,500	150,000	187,500	225,000
750,000	112,500	168,750	225,000	281,250	337,500

Employment Agreements

Employment agreement with Chief Executive Officer.   We entered into a new employment agreement with Gary R. Chapman effective January 1, 2002. This agreement expires on December 31, 2006 and will renew automatically for one year periods unless a 60 day notice of nonrenewal is given. Mr. Chapman's annual base salary will be no less than $600,000, and his annual target bonus will be no less than $800,000.

The agreement may be terminated by either party with or without cause at any time upon 30 days' written notice, or upon death or total disability. If we terminate Mr. Chapman's employment without cause or if Mr. Chapman terminates his employment with good reason before a change in control, Mr. Chapman will receive two years of salary and an additional sum of $1,600,000 in lieu of a bonus, as well as any accrued unpaid salary. In the event that Mr. Chapman competes with us within a year following such termination, his termination payment will be one year's salary and an additional sum of $800,000 in lieu of a bonus, as well as any accrued unpaid salary. If termination occurs because of expiration of the term of the agreement, Mr. Chapman will receive one year of salary as well as any accrued unpaid salary. If Mr. Chapman terminates his employment following our change in control, he has agreed to remain employed at our request for 30 days and will receive compensation according to his severance compensation agreement. If Mr. Chapman is terminated before a change in control, his options will terminate in accordance with our equity incentive plans. However, if Mr. Chapman is terminated without cause or if he terminates his employment with good reason, his options will become exercisable to the extent of the number of shares covered by the options that were purchasable by Mr. Chapman at the date of termination and 50% of the total number of shares subject to the options which have not yet vested.

Mr. Chapman has agreed not to compete for one year after his termination within any designated market area in which a station we own or operate or to which we provide substantial services is located, or in which any station we have an agreement to acquire, are negotiating to acquire, or are studying the feasibility of acquiring, is located.

Change in Control Arrangements.   We have entered into severance compensation agreements with Mr. Chapman and the other executive officers named above. Under these agreements, if we terminate any such employee's employment other than for cause, the employee will be entitled to severance benefits in addition to any compensation otherwise payable to the employee. The severance benefits include a lump sum payment designed to provide the equivalent to the sum of:

- an amount equal to two times the employee's annual base salary on the date of termination, as defined in the severance compensation agreements;

- an amount equal to two times the bonus compensation paid to the employee with respect to the last complete fiscal year; and

- the present value as of the date of termination, of the sum of all benefits which have accrued to the employee but have not vested under our retirement plan as of the date of termination and all additional benefits which would have accrued to the employee under the retirement plan if the employee had continued to be employed by us for an additional 12 months on the same terms the employee was employed on the date of termination.

In addition to such cash payments, the employee is entitled to life, health and disability and accident insurance benefits substantially similar to those which the employee was receiving prior to the notice of termination, as defined in the severance compensation agreements, or, if greater, immediately prior to a change in control, as defined in the severance compensation agreements, for a period of two years.

Stock Option Plans

1998 Stock Option Plan. Our 1998 stock option plan permits us to issue both non-qualified and incentive stock options which in the aggregate may not be exercisable for more than 1,843,745 shares of our class A common stock. As of December 31, 2002, there were options outstanding for 1,741,815 shares of our class A common stock. Of such shares subject to options, 729,072 were held by our named executive officers as follows: Mr. Chapman, 379,191; Mr. Karpowicz, 119,895; Mr. Schmidt, 100,410; Ms. Jacobson, 58,986; and Mr. Maloney, 70,590.

Non-qualified options granted pursuant to the plan are generally not exercisable until one year after grant, vest over the span of five years, and expire 10 years from the date of grant. Incentive options granted pursuant to the plan are exercisable as determined by the compensation committee of our board of directors.

Upon any change of control of our company, or if we or Hicks Muse enter into an agreement providing for our change of control, the compensation committee may declare any or all options outstanding under the plan to be exercisable in full. We also have the right to repurchase all or a portion of any options, including any stock issued upon exercise of such options, in the event of a change of control of our company or, in respect of any single holder of options, in the event of such holder's termination of employment with our company.

1998 Phantom Stock Plan. Our 1998 phantom stock plan provides for awards of units, in our sole discretion, of hypothetical shares of our common stock to our employees, as well as those of our subsidiaries, who formerly held one or more non-vested options under the prior stock option plans of our predecessor and elected in writing to cancel all or part of such options in exchange for units of hypothetical shares of our common stock at the time of our acquisition of our predecessor in 1998. We granted 696,280 phantom units with each unit representing one share of our class A common stock to our executive officers and employees in connection with the March 1998 acquisition by Hicks Muse affiliates. As of December 31, 2002, we had 675,529 phantom units outstanding representing hypothetical shares of our class A common stock with an estimated market value of $16.5 million, based on the market price of our class A common stock on December 31, 2002. Of such phantom units, 519,642 were held by our named executive officers as follows: Mr. Chapman, 251,694; Mr. Karpowicz, 83,129; Mr. Schmidt, 78,805; Ms. Jacobson, 47,619; and Mr. Maloney, 58,395.

We are required to pay to each participant an amount equal to the product of the number of hypothetical shares and the market value of our common stock. We may make such payment, in our sole discretion, either in cash, in shares of our common stock or a combination of both. Payments are to be made at dates selected by or upon the occurrence of contingent events specified by the holders of the units. Payments will be accelerated in the event of termination of employment and may be accelerated upon a change in control.

If there is any change in our common stock as a result of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, split-up, split-off, combination of shares, exchange of shares, dividend in kind or other change in our capital structure or distribution, other than normal cash dividends, we are required to adjust the outstanding award so that the phantom award will be with respect to or exercisable for such securities, cash or other property as would have been received in respect of our common stock as if such award had been paid, distributed or exercised in full immediately prior to such change or distribution.

2002 Stock Plan.   On May 1, 2002, we adopted our 2002 Stock Plan. The purpose of the plan is to provide certain individuals and our subsidiaries' key employees who are responsible for our continued growth, an opportunity to acquire a proprietary interest in us. As of December 31, 2002, there were options outstanding for 1,152,646 shares of our class A common stock. Of such shares subject to options, 385,500 were held by our named executive officers as follows: Mr. Chapman, 187,500; Mr. Karpowicz, 60,000; Mr. Schmidt, 60,000; Ms. Jacobson, 40,500; and Mr. Maloney, 37,500.

The plan permits us to issue both non-qualified and incentive stock options which in the aggregate may not be exercisable for more than 2,700,000 shares of our common stock. The plan also permits us to make stock awards, including restricted stock awards, the terms of which will be determined by the compensation committee of our board of directors.

Non-qualified options may be granted to employees or non-employees, but not to non-employee directors. Non-qualified options granted pursuant to the plan generally are not exercisable until one year after their grant, vest over the span of four years and expire 10 years from the date of grant.

Stock awards may be made to employees or non-employees, but not to non-employee directors. The compensation committee of our board of directors determines the terms of the stock awards.

The plan permits the compensation committee to structure restricted stock awards so that restrictions lapse based on the achievement of certain business criteria relating to the employee, one or more of our business units or us as a whole. The business criteria may include comparisons to the performance of other companies.

Upon any change of control of us, or if we or affiliates of Hicks Muse enter into any agreement providing for our change of control, the compensation committee may declare that any or all outstanding options shall vest and become immediately exercisable. Thereafter, the options will be subject to the terms of the transaction effecting the change of control.

Report of the Compensation Committee of the Board of Directors

Introduction.   This report is submitted by the compensation committee. The purpose of the compensation committee is to discharge the responsibilities of the Board of Directors relating to compensation of our executive officers, including approval of salary and other compensation policies and remuneration arrangements, as well as administering our equity based compensation plans for employees.

Compensation Philosophy.   The compensation committee's policy with respect to executive officer compensation is to establish base salaries and annual incentive bonus opportunities and to grant equity based incentives such as stock options which, in the judgment of the compensation committee, enable us to attract, retain and reward key management personnel who possess the abilities and experience necessary to implement our objectives and to create incentives for high levels of individual performance, consistent with the attainment of the financial goals and the best interests of the Company. The compensation committee also recognizes that such compensation and incentives must be at a level which are competitive with or superior to those provided to executives holding comparable positions in the broadcast industry.

We base our compensation policies on the belief that our employees, including our executive officers, are largely responsible for our success. In administering our compensation policies, the compensation committee sets various objectives and rewards employees for their contributions which positively affect the overall success of the Company by providing leadership, strategic planning and development and involvement in the industry. In addition to rewarding employees for current or past contributions, it is also recognized by the compensation committee that we must provide long-term incentives which are sufficient to motivate the Company's executive officers to remain with us over time and to manage the Company for long-term growth. Such long-term incentives, in the form of non-qualified or incentive stock options, also help to align the interests of the executive officers with those of the stockholders. Additionally, the compensation committee provides incentives for executives to achieve corporate and individual perform- ance goals, thus ensuring that compensation levels are properly aligned with our business strategy and operating performance.

Components of the Compensation Program. We compensated our executive officers during 2002 through a combination of base salaries, year-end cash bonuses and stock option grants. A key component of our compensation package are grants of stock options which provide a significant long-term incentive for executive officers not only to remain with us over time but to manage the Company for long-term growth, thereby aligning their interests with those of our stockholders.

Base salaries are set by evaluating such variables as the employee's relative responsibilities, expertise, past year's compensation and past year's performance. Base salaries are also set so as to be competitive in the industry and to attract and retain key personnel. The performance of eligible executives is also rewarded through annual bonuses. Year-end bonuses are determined by the compensation committee after considering factors including our overall revenue growth, broadcast cash flow and audience ratings for such year. The compensation committee evaluates each executive's performance by reviewing his or her contribution to the long-term health and growth of the Company. Factors used by the compensation committee in determining stock option grants relate to our financial performance and include revenue growth, broadcast cash flow, audience ratings for such year and the contributions of each executive officer to such results. No fixed weighting or formula is applied to corporate performance versus individual performance in determining stock option awards. We do not have a target equity ownership level for our officers; however, we encourage such ownership for our employees in general.

Chief Executive Officer Compensation. Base salary and year-end bonus for Mr. Chapman, our Chief Executive Officer, is tied to both the foregoing financial performance factors and to certain subjective factors determined by the compensation committee. For the 2002 year, Mr. Chapman received a base salary of $600,000 and a bonus of $1,170,000. Mr. Chapman's base salary has remained at the same level since 2001, with a larger portion of his compensation targeted to annual bonus and stock option grants. The compensation committee set a target bonus for Mr. Chapman at the beginning of 2002 based upon our achieving operating cash flow targets and certain subjective factors relating to Mr. Chapman's performance, including providing leadership, oversight and direction to our management team, continuing to be a strong advocate of public policy that advances the interests of the Company and the broadcast industry and providing an ongoing, articulate and highly focused vision for the Company.

Mr. Chapman received a non-qualified option to purchase 187,500 shares of class A common stock in May 2002, which grant was made by the compensation committee in respect of our incentive compensation plan and the subjective criteria discussed above under "Components of the Compensation Program." The compensation committee also made option grants to our other executive officers in May 2002 in respect of our incentive compensation plan and the subjective criteria discussed above.

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction to public companies for compensation over $1 million paid to our Chief Executive Officer and four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The compensation committee reviews the potential effect of Section 162(m) periodically and uses its judgment to authorize compensation payments that exceed the limit when the compensation committee believes such payments are appropriate and in the best interests of the Company and its stockholders, after taking into consideration changing business conditions and the performance of its employees.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Wilma H. Jordan
Royal W. Carson III
Randall S. Fojtasek

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Comparative Stock Performance Graph

The following graph compares the cumulative total return of our class A common stock for the period from May 28, 2002, the date our class A common stock was first traded on the New York Stock Exchange, through December 31, 2002 with (i) the NYSE Composite Index and (ii) a peer index consisting of the following pure play television companies: ACME Communications, Inc., Granite Broadcasting Corporation, Gray Communications Systems, Inc., Hearst Argyle Television, Inc., Liberty Corp., Sinclair Broadcasting Group, Inc. and Young Broadcasting Inc. (the "Television Index"). The graph assumes the investment of $100 in our class A common stock and in each of the such indices on May 28, 2002. The performance shown is not necessarily indicative of future performance.



	5/28/02	12/31/02
LIN TV Corp. (TVL)	100.00	96.00
NYSE Composite Index (NYSE)	100.00	79.49
Television Index (TV)	100.00	81.30

Certain Relationships and Related Transactions

Monitoring and Oversight Agreement.   We were a party to an agreement with Hicks, Muse & Co. Partners, L.P. ("Hicks Muse Partners"), an affiliate of Hicks Muse, pursuant to which we agreed to pay Hicks Muse & Co. an annual fee, payable quarterly, for oversight and monitoring services. Hicks Muse & Co. was also entitled to reimbursement for any expenses incurred by it in connection with rendering services allocable to us. The annual fee was $368,000 for the year ended December 31, 2002. This agreement was terminated on May 2, 2002 as noted below.

We agreed to indemnify Hicks Muse Partners, its affiliates, and their respective directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses and fees related to the services rendered by Hicks Muse & Co. under the monitoring and oversight agreement and not resulting primarily from the bad faith, gross negligence, or willful misconduct of Hicks Muse & Co. The monitoring and oversight agreement made available the resources of Hicks Muse & Co. concerning a variety of financial and operational matters. We do not believe that the services that have been provided to us by Hicks Muse & Co. could otherwise have been obtained by them without the addition of personnel or the engagement of outside professional advisors. In our opinion, the fees provided for under the monitoring and oversight agreement reasonably reflect the benefits received by us.

Financial Advisory Agreement.   We are also party to an agreement with Hicks Muse Partners, pursuant to which Hicks Muse Partners receives reimbursement of certain expenses, and prior to amending the agreement, received a fee equal to 1.5% of the total value of certain transactions in which we were involved. Transactions subject to this agreement include tender offers, acquisitions, sales, mergers, exchange offers, recapitalizations, restructurings or other similar transactions. We did not incur any fees under this arrangement for the year ended December 31, 2002 and no fees have been incurred during 2003, as of March 15, 2003.

We have agreed to indemnify Hicks Muse Partners, its affiliates, and their respective directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses and fees related to or arising out of or in connection with the services rendered by Hicks Muse Partners under the financial advisory agreement and not resulting primarily from the bad faith, gross negligence, or willful misconduct of Hicks Muse Partners. The financial advisory agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operation matters. We do not believe that the services that will be provided by Hicks Muse Partners could otherwise be obtained by us without the addition of personnel or engagement of outside professional advisors. In our opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received by us.

On May 2, 2002, we and Hicks Muse terminated the monitoring and oversight agreement and amended the financial advisory agreement to eliminate the terms requiring the payment of transaction fees, in exchange for the payment by us of an aggregate fee of $16.0 million consisting of an amount payable in cash of $6.2 million, $7.1 million in a promissory note and vested warrants to purchase 123,466 shares of our class B common stock at a price of $0.01 per share valued at $2.7 million. On August 23, 2002, we repaid Hicks Muse Partners the balance of this note including all accrued and unpaid interest, an amount totaling $7.3 million.

The Sunrise Acquisition.   On May 2, 2002, we acquired Sunrise, which is an affiliate of Hicks Muse, in a merger. Upon consummation of the merger, each issued and outstanding share of Sunrise's common stock was automatically converted into the right to receive shares of our common stock.

In addition, prior to the merger, affiliates of Hicks Muse acquired from a third party outstanding 14% redeemable preferred stock of STC Broadcasting, a subsidiary of Sunrise, and Sunrise 14% senior subordinated notes having a face amount, plus accrued interest and accumulated dividends, of approximately $78.3 million as of December 31, 2001. We entered into an exchange agreement with the affiliates of Hicks Muse to exchange such STC Broadcasting 14% redeemable preferred stock and Sunrise 14% senior subordinated notes for 3,984,773 shares of our class B common stock upon the consummation of the Sunrise acquisition.

Also in connection with the merger, stock options granted to Dr. Cunningham and Mr. Banowsky, former directors of Sunrise, were assumed by us and now entitle Dr. Cunningham and Mr. Banowsky to acquire 2,012 and 1,509 shares, respectively, of our class A common stock at an average exercise price of $51.55 per share.

Southwest Sports Redemption.   On May 7, 2002, Southwest Sports Group, an affiliate of Hicks Muse, redeemed the 500,000 preferred units held by us for a redemption price of approximately $60.8 million, including accumulated dividends, in cash, which was equal to our liquidation preference on the units plus imputed interest of 6% as of December 31, 2001.

Registration Rights Agreement.   In connection with our initial public offering, we terminated our existing amended and restated stockholders agreement with our stockholders, including Hicks Muse and its related entities, Royal W. Carson, III, Randall Fojtasek and Peter Maloney, and the registration rights granted to such parties pursuant to that agreement are now set forth in a new registration rights agreement entered into among such parties and the former stockholders of Sunrise. Under the new registration rights agreement, these parties have the right to require us, on two occasions, to register with the SEC shares of our class A common stock they hold, subject to certain conditions. Such parties also have an unlimited number of "piggy back" registration rights under which any time we register our class A common stock for sale, except with respect to certain types of offerings, they have the right to include their common stock in that offering. The parties also agreed not to sell our class A common stock subject to the agreement during any period beginning ten days prior and 180 days following any underwritten registration, unless the managing underwriter otherwise agrees. Under the agreement, we will bear all registration expenses, other than underwriting discounts, commissions and other fees. We also agreed to indemnify such parties against any liabilities that may result from their sale of class A common stock under the new registration rights agreement.

Transfer of WNAC-TV.   On April 22, 2002, we sold our interest in WNAC-TV in Providence, Rhode Island, to Super Towers, Inc. for a $2.5 million promissory note. Timothy Sheehan, the brother-in-law of Paul Karpowicz, a member of our Board of Directors and our Vice President of Television, owns Super Towers, Inc.

Right of First Refusal Agreements.   In connection with the reclassification of our outstanding common stock, Hicks Muse has entered into right of first refusal agreements with each holder of our class C common stock. Under these agreements, in the event of the dissolution, liquidation or insolvency of the holder of the class C common stock, the death of our director which controls the holder, or proposed transfer of all or any portion of the shares of class C common stock, Hicks Muse will have an option, which it may freely assign, exercisable for 30 days to purchase the shares of class C common stock at the same price as was initially paid by the holder.

PROPOSAL 2 — RATIFICATION OF THE SELECTION OF INDEPENDENT AUDITORS

Subject to ratification by the stockholders, the audit committee of our Board of Directors has selected the firm of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2003. PricewaterhouseCoopers LLP has served as our independent auditors since March 1998. If the stockholders do not ratify the selection of PricewaterhouseCoopers LLP as our independent auditors, the selection of such independent auditors will be reconsidered by the audit committee.

Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

The Board of Directors believes that the selection of PricewaterhouseCoopers LLP as independent auditors for the fiscal year ending December 31, 2003 is in the best interests of the Company and its stockholders and therefore recommends that the stockholders vote *FOR* this proposal.

Independent Auditors Fees and Other Matters

In addition to retaining PricewaterhouseCoopers LLP to audit our consolidated financial statements for the fiscal year ended December 31, 2002 and review the financial statements included in each of our Quarterly Reports on Form 10-Q during such fiscal year, we retained PricewaterhouseCoopers LLP to assist with the preparation of filings in connection with our initial public offering, provide due diligence services and audit employee benefit plans. The aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP in fiscal year 2002 and 2001 for these various services were:

	Fiscal Year Ended	
Type of Fees	**December 31, 2002**	**December 31, 2001**
Audit Fees	$ 900,461	$352,947
Audit-Related Fees	$ 269,600	$ 20,028
Tax Fees	$ —	$ —
All Other Fees	$ 4,000	$ —
Total	$1,174,061	$372,975

In the above table "Audit Fees" are fees we paid PricewaterhouseCoopers LLP for professional services for the audit of our consolidated financial statements included in our Annual Report on Form 10-K and review of financial statements included in our Quarterly Reports on Form 10-Q, or for services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements; "Audit-Related Fees" are fees billed by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements; "Tax Fees" are fees for tax compliance, tax advice and tax planning; and "All Other Fees" are fees billed by PricewaterhouseCoopers LLP for any services not included in the first three categories. Pursuant to the audit committee's charter, all audit and non-audit work performed by Price-waterhouseCoopers LLP must be pre-approved by the audit committee.

OTHER INFORMATION

Other Matters

As of the date of this Proxy Statement, the Board of Directors does not intend to present any matter for action at the Annual Meeting other than as set forth in the Notice and Proxy Statement for the Annual Meeting. If any other matters properly come before the meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

Stockholders Proposals for the 2004 Annual Meeting

Proposals of stockholders intended to be presented at the 2004 Annual Meeting pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, must be received by us no later than the close of business on December 20, 2003 in order that they may be included in the proxy statement and form of proxy relating to that meeting. Proposals should be addressed to Gregory M. Schmidt, Secretary, LIN TV Corp, Four Richmond Square, Suite 200, Providence, Rhode Island 02906.

In addition, our bylaws require that we be given advance notice of stockholder nominations for election to our Board of Directors and of other business that stockholders wish to present for action at an Annual Meeting of Stockholders (other than matters included in our proxy statement in accordance with Rule 14a-8). Such nominations and proposals for the 2004 Annual Meeting, other than those made by or on behalf of the Board of Directors, shall be made by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary, and received no earlier than January 22, 2004 and no later than February 21, 2004, assuming that the 2004 Annual Meeting is to be held between April 21, 2004 and July 30, 2004, as we currently anticipate. In the event that the 2004 Annual Meeting is not held between April 21, 2004 and July 30, 2004, notice of stockholder nominees or proposals must be received no earlier than 120 days before the date of the 2004 Annual Meeting and no later than 90 days before the date of the 2004 Annual Meeting or the 10th day following our first public announcement of the date of such meeting, whichever is later. Our bylaws also require that such notice contain certain additional information. Copies of the bylaws can be obtained without charge from the Secretary.

Proxy Solicitation

The cost of the solicitation of proxies will be borne by us. In addition to the solicitation of proxies by mail, certain of our officers and employees, without extra remuneration, may solicit proxies personally, by telephone, mail or facsimile. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and we will reimburse them for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple stockholders in a stockholder's household. We will promptly deliver a separate copy of either document to any stockholder upon written or oral request to LIN TV Corp., Four Richmond Square, Suite 200 Providence, Rhode Island 02906, Attention: Deborah Jacobson, Vice President of Corporate Development and Treasurer; telephone (401) 454-2880. If any stockholder wants to receive separate copies of the annual report and proxy statement in the future, or if any stockholder is receiving multiple copies and would like to receive only one copy for his or her household, such stockholder should contact his or her bank, broker, or other nominee record holder, or such stockholder may contact us at the above address and phone number.

By Order of the Board of Directors,



Gregory M. Schmidt
Secretary

April 18, 2003

LIN TV CORP.

AUDIT COMMITTEE CHARTER

I. Membership

A. *Number.* Within three months of the Company's initial public offering, the Audit Committee shall consist of at least two independent, financially literate members of the board of directors meeting the requirements set forth in Sections I.B. and I.C. below. Within twelve months of the Company's initial public offering, the Audit Committee shall consist of at least three such members.

B. *Independence.* Each member of the Audit Committee shall be "independent" as determined in accordance with the applicable rules of the New York Stock Exchange. In addition, a member may not, other than in his or her capacity as a member of the Audit Committee, the board of directors, or any other board committee, (i) accept any consulting, advisory, or other compensatory fee from the Company, or (ii) be an affiliated person of the Company or any subsidiary thereof.

C. *Financial Literacy.* Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Company's board of directors in their business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. One member of the Audit Committee must have accounting or related financial management expertise, as the board of directors interprets such qualification in its business judgment. Unless otherwise determined by the board of directors (in which case disclosure of such determination shall be made in the Company's SEC periodic reports), at least one member of the Audit Committee shall be a "financial expert" (as defined by applicable SEC rules).

D. *Chairman.* Unless a Chairman is elected by the board of directors, the Audit Committee shall elect a Chairman by majority vote.

E. *Selection and Removal.* Members of the Audit Committee shall be appointed by the board of directors, upon the recommendation of the Nominating and Corporate Governance Committee.

II. Responsibilities of the Audit Committee

The purpose of the Audit Committee is to assist the board of director's oversight of the integrity of the Company's financial statements and the Company's compliance with legal and regulatory requirements, to directly oversee the outside auditor's qualifications and independence and the performance of the company's internal audit function and outside auditors and to prepare the report that SEC rules require be included in the Company's annual proxy statement.

The Audit Committee shall assist the board of directors in fulfilling their responsibilities to shareholders concerning the Company's accounting and reporting practices, and shall facilitate open communication between the Audit Committee, board of directors, outside auditors, and management. The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the outside auditor, in accordance with its business judgment. The responsibilities set forth herein do not reflect or create any duty or obligation of the Audit Committee to plan, conduct, oversee or determine the appropriate scope of any audit, or to determine that the Company's financial statements are complete, accurate, fairly presented, or in accordance with Generally Accepted Accounting Principles or applicable law. In exercising its business judgment, the Audit Committee shall rely on the information and advice provided by the Company's management and/or its outside auditor.

A. *Review of Charter.* The Audit Committee shall review and reassess the adequacy of this charter at least annually.

B. *Selection of Auditors.* The outside auditor shall be accountable to the Audit Committee and the board of directors. The Audit Committee shall have the ultimate authority and responsibility to nominate the outside auditor to be proposed for shareholder approval in any proxy statement, and to select, evaluate, and (where appropriate) replace the outside auditor. In connection with the foregoing, the Audit Committee shall:

- present the Audit Committee's conclusions with respect to the outside auditors to the full board of directors;

- review and evaluate the lead partner and other senior members of the outside auditors; and

- take into account the opinions of management and the Company's internal auditors.

C. *Auditors' Compensation.* The Audit Committee shall be directly responsible for setting the compensation of the outside auditors. The Audit Committee is empowered, without further action by the board of directors, to cause the Company to pay the compensation of the outside auditors established by the Audit Committee.

D. *Preapproval of Services.* The Audit Committee shall preapprove all auditing services, which may entail providing comfort letters in connection with securities underwritings, and non-audit services (other than de minimus non-audit services) that are permitted by the Sarbanes-Oxley Act and are to be provided to the Company by the outside auditors. The Audit Committee shall cause the Company to disclose in its SEC periodic reports the approval by the Audit Committee of any permitted non-audit services to be performed by the outside auditors.

E. *Independence of Auditors.* The Audit Committee shall ensure that they receive from the outside auditor annually a formal written statement delineating all relationships between the auditor and the Company. The Audit Committee shall engage in an active dialogue with the outside auditor concerning any disclosed relationships or non-audit services that might impact the objectivity and independence of the auditor. The Audit Committee shall take, or recommend that the full board of directors take, appropriate action in response to the written statement and dialogue to satisfy itself of the outside auditor's independence. In connection with the foregoing, the Audit Committee shall:

- confirm the regular rotation of the lead audit partner and reviewing partner as required by Section 203 of the Sarbanes-Oxley Act;

- confirm that the Chief Executive Officer, Controller, Chief Financial Officer and Chief Accounting Officer (or other persons serving in similar capacities) were not employed by the outside auditors, or if employed, did not participate in any capacity in the audit of the Company, in each case, during the one-year period preceding the date of initiation of the audit, as required by Section 206 of the Sarbanes-Oxley Act;

- establish policies regarding the hiring of employees or former employees of the Company's outside auditors; and

- annually consider whether, in order to assure continuing auditor independence, there should be regular rotation of the outside audit firm.

F. *Report Regarding the Auditors.* At least annually, the Audit Committee shall obtain and review a report by the outside auditors describing:

- the firm's internal quality control procedures;

- any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

At least annually, the Audit Committee shall also obtain and review a copy of the most recent report on the outside auditors issued by the Public Company Accounting Oversight Board pursuant to Section 104 of the Sarbanes-Oxley Act.

G. *Oversight of Auditors.* The outside auditors shall report directly to the Audit Committee and the Audit Committee shall be directly responsible for oversight of the work of the outside auditors, including resolution of disagreements between Company management and the outside auditors regarding financial reporting. In connection with its oversight role, the Audit Committee shall, from time to time as appropriate:

- obtain and review the reports required to be made by the outside auditors pursuant to paragraph (k) of Section 10A of the Securities Exchange Act of 1934 (the "Exchange Act") regarding:

  - critical accounting policies and practices;

  - alternative treatments of financial information within GAAP that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the outside auditors; and

  - other material written communications between the outside auditors and Company management, such as any management letter or schedule of unadjusted differences.

- review with the outside auditors:

  - audit problems or difficulties the outside auditors encountered in the course of the audit work and management's response, including any restrictions on the scope of the outside auditors' activities or on access to requested information and any significant disagreements with management;

  - major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies;

  - analyses prepared by management and/or the outside auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

  - the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, on the financial statements of the Company.

- In connection with its oversight role, the Audit Committee should also review with the outside auditors, from time to time as appropriate:

  - significant risks and uncertainties with respect to the quality, accuracy or fairness of presentation of the Company's financial statements;

  - recently disclosed problems with respect to the quality, accuracy or fairness of presentation of the financial statements of companies similarly situated to the Company and recommended actions which might be taken to prevent or mitigate the risk of problems at the Company arising from such matters;

  - any accounting adjustments that were noted or proposed by the auditors but were "passed" (as immaterial or otherwise);

  - any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement;

  - accounting for unusual transactions; and

  - adjustments arising from audits that could have a significant impact on the Company's financial reporting process.

H. *Audited Financial Statements.*   The Audit Committee shall review and discuss with the Company's management and outside auditor the Company's audited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Audit Committee shall discuss with the outside auditor the matters about which Statement on Auditing Standards No. 61 requires discussion. Based upon its discharge of its responsibilities set forth in Sections II.C. through this Section II.H. and any other information, discussion or communication that the Audit Committee in its business judgment deems relevant, the Audit Committee shall consider whether they will recommend to the board of directors that the Company's audited financial statements be included in the Company's annual reports on Forms 10-K.

I. *Audit Committee Report.*   The Audit Committee shall prepare for inclusion where necessary in a proxy or information statement of the Company relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting), the report described in Item 306 of Regulation S-K.

J. *Interim Financial Information.*   The Audit Committee shall review interim financial information with the Company's management and the outside auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented with the Company's quarterly financial statements. The Audit Committee shall direct the outside auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the Chief Financial Officer any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by Statement on Auditing Standards Nos. 61, 71 and 90. The Audit Committee shall direct management to advise the Audit Committee in the event that the Company proposes to disclose or file interim financial information prior to completion of review by the outside auditor.

K. *Earnings Release and Other Financial Information.*   The Audit Committee shall review and discuss the Company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee may delegate review of routine press releases to the Chairman of the Audit Committee.

L. *Oversight of Internal Controls and Procedures.*   The Audit Committee shall coordinate the board of director's oversight of the Company's internal accounting controls, the Company's disclosure controls and policies, the Company's Code of Business Conduct and Ethics and risk assessment and risk management procedures. In connection with this oversight, the Audit Committee should:

- receive and review the reports of the Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act and Rule 13a-14 of the Exchange Act;

- review the reports on internal accounting controls contemplated by Sections 103 and 404 of the Sarbanes-Oxley Act;

- obtain reports from management, the Company's senior internal auditing executive and the outside auditors that the Company is in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics;

- review reports and disclosures of insider and affiliated party transactions;

- advise the board of directors with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics;

- coordinate the board of director's oversight of the performance of the Company's internal audit function by:

  - discussing with the outside auditors the internal audit function's responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit;

  - reviewing the appointment and replacement of members of the internal audit function;

- reviewing the reports to management prepared by the internal audit function and management's responses; and

- reviewing and approving the annual budget for the internal audit function; and

- discuss the Company's policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which the Company's exposure to risk is handled, and discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

M. *Meetings.* The Audit Committee shall periodically meet privately with: (i) the outside auditor; (ii) the Chief Financial Officer; (iii) the Controller; and (iv) the most senior person (if any) responsible for the internal audit activities of the Company. The Audit Committee shall report regularly to the board of directors and review with the full board of directors any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's outside auditors or the performance of the internal audit function.

N. *Written Confirmation.* The Audit Committee shall, after each change in the composition of the Audit Committee, and otherwise annually, request that the board of directors instruct the Company to prepare and provide to the Exchange written confirmation of: (i) any determination by the board of directors concerning the independence of the Audit Committee members; (ii) the financial literacy of the Audit Committee members; (iii) the determination by the board of directors that at least one member of the Audit Committee has accounting or related management experience; and (iv) the Audit Committee's annual review of this Charter.

O. *Independent Advisors.* The Audit Committee shall have the authority to retain such outside counsel, experts and other advisors as it determines appropriate to assist in the full performance of its functions and to conduct or authorize investigations into any matters within the scope of its responsibilities. The Audit Committee is empowered, without further action of the board of directors, to cause the Company to pay the compensation of such advisors.

P. *Reporting Obligations.* The Audit Committee shall at least annually inform the outside auditor, the Chief Financial Officer, the Controller, and the most senior other person, if any, responsible for the internal audit activities, that they should promptly contact the Audit Committee or its Chairman about any significant issue or disagreement concerning the Company's accounting practices or financial statements that is not resolved to their satisfaction. Where such communications are made to the Chairman, he or she shall confer with the outside auditor concerning any such communications, and shall notify the other members of the Audit Committee of any communications which the outside auditor or the Chairman in the exercise of his or her business judgment believes should be considered by the Audit Committee prior to its next scheduled meeting. The Audit Committee shall also establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Q. *Annual Self-Evaluation.* At least annually, the Audit Committee shall evaluate its own performance.